Mission Broadcasting, Inc.

7650 Chippewa Road, Suite 305

Brecksville, OH 44141

January 9, 2008

VIA FACSIMILE AND EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-7010

Attention: Mr. Larry Spirgel

Re:	Mission Broadcasting, Inc.

Form 10-K for Fiscal Year Ended December 31, 2007 (filed March 11, 2008)

Form 10-Q for Quarterly Period Ended June 30, 2008 and March 31, 2008

File No. 333-62916-02

Dear Mr. Spirgel,

On behalf of Mission Broadcasting, Inc., a Delaware corporation (“Mission”), and pursuant to the applicable provisions of the Securities Exchange Act of 1934, and the rules promulgated thereunder, please find below Mission’s response to the comment letter addressed to David Smith, dated December 24, 2008 (the “Letter”), from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), regarding Mission’s Annual Report on Form 10-K for the fiscal year ended December 31, 2007, and Quarterly Reports on Form 10-Q for the quarterly periods ended June 30, 2008 and March 31, 2008.

The numbered paragraph below sets forth the Staff’s comment from the Letter, together with our response thereto.

Form 10-K for Fiscal Year Ended December 31, 2007

Form 10-Q for the Quarterly Periods Ended March 31, 2008 and June 30, 2008

1.	Staff’s comment: You state, we note your response to our prior comment. Explain for us in more detail why you believe that the terms of the SSA and JSA continued to reflect the fair market value at the date of acquisition. Tell us how you determined that the contractual percentage of broadcast cash flows being paid under the agreement was consistent with current market values.

Response: The terms of the SSA and JSA reflect current market value as a result of the payments being based on each station’s percentage of the combined broadcast cash flows. When the Company entered into the JSA and SSA agreement, both parties to these agreements evaluated the historical and anticipated broadcast cash flow of both entities which determined the contractual percentage. At the date of acquisition, in conjunction with the overall fair value analysis, the Company evaluated the cash flows and determined that the contractual percentage continued to reflect fair market value based on current market conditions in the applicable market. In addition, pursuant to the agreements, there is no penalty or costs associated with the cancellation of the agreements by either party. Additionally, the terms of these agreements are consistent with other third party agreements that are in place.

Supplementally, we advise the staff that a similar agreement between Nexstar Broadcasting, Inc. and a third party was renewed on December 1, 2008 after an initial seven year term with no change to the payment methodology or percentage. The renewal of this agreement, while not available at the date of the acquisition provides further support that the payment terms were valued at then current market conditions.

We hope that the foregoing has been responsive to the Staff’s comments.

If you have any questions related to this letter, please contact me at (440) 526-2227.

Sincerely,

/s/ Nancie Smith
Nancie Smith
Secretary
Mission Broadcasting, Inc.

cc:	Matthew E. Devine

Chief Financial Officer

Nexstar Broadcasting, Inc.

David Jones

Controller

Mission Broadcasting, Inc.

Christian O. Nagler, Esq.

Kirkland & Ellis LLP